OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

NETRATINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64116M-10-8
(CUSIP Number)
James Cuminale
The Nielsen Company
770 Broadway
New York, New York 10003
(646) 654-5000

Copy to:

John Finley, Esq.
Peter S. Malloy, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSON: Nielsen Media Research, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
06-1450569

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.9%

14	TYPE OF REPORTING PERSON:

CO

1	NAMES OF REPORTING PERSON: ACNielsen Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:
06-1454128

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.9%

14	TYPE OF REPORTING PERSON:

CO

1	NAMES OF REPORTING PERSON: VNU Group B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.9%

14	TYPE OF REPORTING PERSON:

OO

1	NAMES OF REPORTING PERSON: Valcon Acquisition Luxembourg (Holding) S.a.r.l.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC, AF, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,578,296

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

21,578,296

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,578,296

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

59.9%

14	TYPE OF REPORTING PERSON:

OO

Item 1. Security and Issuer.
          This Amendment No. 6, dated February 6, 2007, to the Schedule 13D of Nielsen Media Research, Inc. (“NMR”), ACNielsen Corporation (“ACNielsen”), VNU Group B.V. (“VNU”) and Valcon Acquisition Luxembourg (Holding) S.a.r.l. (“Valcon”), as amended, is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, relating to the common stock, par value $0.001 per share (the “Common Stock”), of NetRatings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 120 West 45th Street, 35th Floor, New York, New York, 10036.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and supplemented by adding the following paragraph to the end of thereof:
          “The total consideration to be paid by NMR in connection with the Merger described in Item 4 below is estimated to be approximately $327 million, to be provided from cash on hand at the Issuer and cash on hand and borrowing under a revolving bank credit facility by VNU and its affiliates.”
Item 4. Purpose of Transaction.
          Item 4 is hereby amended and supplemented by adding the following paragraphs to the end thereof:
          “On February 5, 2007, NMR, NTRT Acquisition Sub, Inc., a wholly owned subsidiary of NMR, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which NTRT Acquisition Sub, Inc. will be merged with and into the Issuer, with the Issuer continuing after the merger as the surviving corporation and as a wholly owned subsidiary of VNU (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock (other than those shares beneficially owned by VNU and its affiliates, shares held in the treasury of the Issuer and shares held by any shareholders who properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive $21.00 in cash, without interest. All outstanding options of the Issuer, whether vested or unvested, will be canceled and restrictions on all restricted shares of the Issuer will lapse for a cash payment based on the $21.00 per share merger consideration, as provided in the Merger Agreement.
               The Merger is subject to the satisfaction of a number of conditions. The purpose of the Merger is to acquire all of the outstanding shares of Common Stock of the Issuer. The Merger Agreement contains customary termination rights for the Issuer and NMR. If the Merger is consummated, the Common Stock will be delisted from The Nasdaq Global Market and will cease to be registered under the Securities Exchange Act of 1934, as amended. The Merger is currently expected to close during the second quarter of calendar year 2007, subject to customary conditions and approvals. The exact timing is dependent on the review and clearance of necessary filings with the U.S. Securities and Exchange Commission. The transaction is subject to shareholder approval of the Issuer, but VNU and its affiliates have agreed to vote all of their shares of Common Stock in favor of the Merger, thereby assuring approval at the Issuer’s shareholders meeting relating to the Merger.
               The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit 21 hereto and is incorporated by reference to this Item 4.
               Other than as described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. ”
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.
          The responses to Item 4 of this Amendment No. 6 and Exhibit 21 are hereby incorporated by reference in their entirety into this Item 6.
Item 7. Material to be Filed as Exhibits.
          Item 7 is hereby amended by adding the following to the end thereof:
          “Exhibit 21      Agreement and Plan of Merger, dated February 5, 2007.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2007

NIELSEN MEDIA RESEARCH, INC.
By:	/s/ James O’Hara
	Name:	James O’Hara
	Title:	Senior Vice President

ACNIELSEN CORPORATION
By:	/s/ Michael E. Elias
	Name:	Michael E. Elias
	Title:	Vice President

VNU GROUP B.V.
By:	/s/ Robert A. Ruijter
	Name:	Robert A. Ruijter
	Title:	Executive Board Member and Chief Financial Officer

VALCON ACQUISITION LUXEMBOURG (HOLDING) S.A.R.L.
By:	/s/ Patrick Healy
	Name:	Patrick Healy
	Title:	Senior Managing Director

By:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager Class A

EXHIBIT INDEX

Exhibit	Title

Exhibit 21	Agreement and Plan of Merger, dated February 5, 2007.